UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS
13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 03502
FIRST NATIONAL OF NEBRASKA, INC.
(Exact name of registrant as specified in its charter)
One First National Center Omaha, Nebraska 68197 (402) 341-0500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, par value $5.00 per share (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the study to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: 236

        Pursuant to the requirements of the Securities Exchange act of 1934, First National of Nebraska, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 11, 2002	BY:	/s/ TIMOTHY D. HART
		Name:	Timothy D. Hart
		Title:	Secretary, Treasurer, an Authorized Officer